Frascona, Joiner, Goodman and Greenstein, P.C.

4750 Table Mesa Drive

Boulder, CO 80305

Ph: (303) 494-3000

Fax: (303-494-6309

September 23, 2009

Division of Corporate Finance

Securities and Exchange Commission

Attn: Jim B. Rosenberg

Attn: Mary Mast

100 F Street, N.E., Stop 7010

Washington, D.C. 20549

Re:

Super Luck, Inc.

Form 10-K for the year ending November 30, 2008

File Number: 0-51817

Dear Mr. Rosenberg:

Please be advised that our law firm serves as legal counsel to Super Luck, Inc., a Delaware corporation (the “Company”).

This letter is in regards to your comment letter dated September 10, 2009 (the “Comment Letter”).   The Company is in the process of addressing the comments set forth in the Comment Letter.  Due to the nature of the comments, the Company was unable to meet the filing deadline of September 23, 2009 set forth in the Comment Letter.  The Company anticipates that it will be able to respond to the comments on or before October 21, 2009.  Accordingly, on behalf of the Company, we respectfully request an additional extension until October 21, 2009 in which to submit the Company’s responses to the Comment Letter.  Your understanding with this matter is greatly appreciated.

Thank you for your time and assistance with this matter.  Please feel free to contact me if you have any questions regarding the foregoing.

FRASCONA JOINER GOODMAN AND GREENSTEIN, P.C.

By: /s/ Jonathan H. Sargent, Esq.

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